September 2, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Telkonet, Inc. -- Form RW With Respect to Withdrawal of Registration Statement on Form S-1 (File No. 333-164899)

Ladies and Gentleman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Telkonet, Inc. (the “Registrant”) hereby respectfully requests the withdrawal of the above-referenced Registration Statement on Form S-1 (File No. 333-164899), filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2010, as subsequently amended, together with all exhibits thereto (the “Registration Statement”).

The filing has not been declared effective.  No securities have been sold or issued pursuant to the Registration Statement, and the registrant does not intend to sell or issue any securities in connection therewith.  The Registrant requests that, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant would appreciate it if the Commission would email a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to Howard J. Barr, General Counsel, at hbarr@telkonet.com.

If you have any questions or require further information or documentation regarding the foregoing, please contact the undersigned at (414) 223-0473 or jtienor@telkonet.com or Howard J. Barr, Esq., our General Counsel, (240) 912-1841 or hbarr@telkonet.com.

Very truly yours,

Telkonet, Inc.

By:  /s/ Jason L. Tienor
Jason L. Tienor